UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TRANSKARYOTIC THERAPIES, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)
_____________________

893735 10 0
(CUSIP Number)

SHIRE PHARMACEUTICALS GROUP PLC (Name of Persons Filing Statement)

Shire Pharmaceuticals Group plc
Hampshire International Business Park
Chineham Basingstoke
Hampshire RG24 8EP, United Kingdom
Attention: Tatjana May, General Counsel
Tel. No.: 44 1256 894 000
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

With a Copy to:

John J. McCarthy, Jr.
Leonard Kreynin
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York  10017
(212) 450-4000

April 21, 2005

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:  ☐

CUSIP No. 893735 10 0	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Name: Shire Pharmaceuticals Group plc I.R.S. Identification No.: 98-0359573
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,038,396(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,038,396(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%(2)
14	TYPE OF REPORTING PERSON OO
__________

(1)   The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

(2)    Calculated based on 34,894,799 shares of common stock outstanding as of April 15, 2005, as represented by the Issuer in the Merger Agreement (as defined below).

Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the common shares, par value $.01 per share (the “Shares”), of Transkaryotic Therapies, Inc., a company organized under the laws of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 700 Main Street , Cambridge , MA 02139.

Item 2. Identity and Background.

      (a)-(c) and (f) The name of the person filing this statement is Shire Pharmaceuticals plc, a public limited company incorporated under the laws of England and Wales (the “Reporting Person”).

      The address of the principal business and the principal office of the Reporting Person is Hampshire International Business Park , Chineham Basingstoke, Hampshire RG24 8EP , United Kingdom . The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A, and is incorporated herein by reference. The principal business of the Reporting Person is the sale of pharmaceutical products on a global basis.

      (d)-(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On April 21, 2005, the Reporting Person entered into a Voting Agreement (the “Voting Agreement,” described in Item 6 below and attached hereto as Exhibit 1) with Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands Commanditaire Vennootschap, Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands Commanditaire Vennootschap, and Warburg Pincus & Co., a New York general partnership (the “Stockholders”) with respect to certain Shares beneficially owned by such Stockholders. No Shares were purchased by the Reporting Person pursuant to the Voting Agreement, and thus no funds were used for such purpose.

Item 4. Purpose of Transaction.

     On April 21, 2005, the Issuer, the Reporting Person and Sparta Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Reporting Person (the “Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement,” attached hereto as Exhibit 2). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, the Merger Subsidiary will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”), and the directors of the Merger Subsidiary as of the effective time of the merger shall be the directors of the surviving corporation. At the effective time of the Merger, the Issuer will become a wholly-owned subsidiary of the Reporting Person, and each outstanding Share, other than those Shares as to which dissenters' rights have been validly exercised, will be converted into the right to receive $37.00 in cash . Following the effective time of the Merger, it is contemplated that the Shares will cease to be listed on the Nasdaq National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     The consummation of the Merger is subject to various conditions, including but not limited to: (i) adoption of the Merger Agreement by the stockholders of the Issuer; (ii) approval of the Merger by the shareholders of the Reporting Person; (iii) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (iv) the representations and warranties in the Acquisition Agreement being true and correct as of the effective time of the Merger, subject to certain exceptions.

     As an inducement to the Reporting Person entering into the Merger Agreement, the Stockholders entered into the Voting Agreement with the Reporting Person described in Item 6 below.

     In connection with the Merger Agreement, the Issuer and the Reporting Person entered into an Exclusive License Agreement dated April 21, 2005 (the “License Agreement,” attached hereto as Exhibit 3) pursuant to which the Issuer granted the Reporting Person an irrevocable and perpetual license to exclusively use, distribute and sell DYNEPO (a pharmaceutical product of the Issuer) outside of North America, as well as to manufacture DYNEPO. The license only becomes effective if the Merger is not consummated due to certain circumstances set forth in the Merger Agreement.

     If the License Agreement becomes effective, the Reporting Person would be obligated to make a one-time payment to the Issuer of $450 million, with no royalties payable to the Issuer. The Reporting Person would also assume the Issuer's obligation to pay single-digit royalties to Aventis Pharmaceuticals Inc., from which the Issuer originally licensed the rights to DYNEPO.

     The summaries of the Merger Agreement and the License Agreement contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the License Agreement, each of which is filed herewith as an exhibit and incorporated herein by reference.

     The Reporting Person may seek to influence management or the Board of Directors of the Issuer with respect to its business and affairs, including having the Issuer take action to facilitate consummation of the Merger. From time to time, the Reporting Person may also, subject to compliance with applicable law, communicate with stockholders of the Issuer (including the Stockholders) in furtherance of the transactions contemplated by the Merger Agreement, License Agreement and the Voting Agreement, including soliciting stockholders of the Issuer to vote in favor of the Merger and related actions.

     Except for the transactions contemplated by the Merger Agreement, the License Agreement and the Voting Agreement and as set forth above, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)   As a result of the Voting Agreement, the Reporting Person may be deemed for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, to beneficially own 5,038,396 Shares, representing, for the purposes of Rule 13d-3, approximately 14.4% of the outstanding shares of voting stock of the Issuer. The Reporting Person, however, hereby disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this statement.

     Except as set forth in this Item 5(a), neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto beneficially owns any Shares.

     (b)   Except to the extent that it may be deemed to by virtue of the Voting Agreement, the Reporting Person does not have sole power to vote or to direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares.

     The Reporting Person may be deemed in certain circumstances, as more fully described in Item 6, to have the shared power with the Stockholders to vote 5,038,396 Shares. However, the Reporting Person (i) is not entitled to any rights as a shareholder of the Issuer as to the Shares that are subject to the Voting Agreement and (ii) disclaims any beneficial ownership of the Shares which are covered by the Voting Agreement.

     (c)   Except for the execution and delivery of the Voting Agreement and Merger Agreement, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

     (d)   Inapplicable.

     (e)   Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Voting Agreement, each of the Stockholders has agreed to vote all Shares beneficially owned by such Stockholder which it is entitled to vote at the time of any vote or action by written consent to adopt the Merger Agreement and any actions related thereto at any meeting of the stockholders of the Issuer, and at any adjournment thereof, at which the Merger Agreement (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Issuer. Each Stockholder also agreed that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal (as defined below), (ii) reorganization, recapitalization, liquidation or winding-up of the Issuer or any other extraordinary transaction involving the Issuer, (iii) corporate action the consummation of which would prevent or delay the consummation of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters. Pursuant to the Voting Agreement, the Stockholders appointed the Reporting Person as their attorney-in-fact and proxy, with full power of substitution, to vote the Shares beneficially owned by such Stockholders in favor of adoption of the Merger Agreement and against the corporate actions described in the immediately preceding sentence.

     Each Stockholder agreed that it shall not, without the prior written consent of the Reporting Person, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares it beneficially owns or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares it beneficially owns during the term of the Voting Agreement. In addition, none of the Stockholders shall seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding, and each Stockholder agrees to notify the Reporting Person promptly, and to provide all details requested by the Reporting Person, if it is approached or solicited, directly or indirectly, by any person or entity with respect to any of the foregoing.

     Subject to its fiduciary obligations as an officer or director of the Issuer, each Stockholder and its affiliates has further agreed that it shall not, and shall use its reasonable best efforts to cause its officers, directors, employees or other agents not to, directly or indirectly, (i) take any action to solicit or initiate any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Issuer or any of its majority-owned subsidiaries or afford access to the properties, books or records of the Issuer or any of its majority-owned subsidiaries to, any person or entity that may be considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal. Subject to its fiduciary obligations as an officer or director of the Issuer, each Stockholder will promptly notify the Reporting Person after receipt of an Acquisition Proposal or any request for nonpublic information relating to the Issuer or any of its majority-owned subsidiaries or for access to the properties, books or records of the Issuer or any of its majority-owned subsidiaries by any person or entity that has made, or to such Stockholder's knowledge is intending to make, an Acquisition Proposal and will keep the Reporting Person informed, on a current basis, of the status and details of any such Acquisition Proposal or request.

     Each Stockholder has agreed that is shall not exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware ) to demand appraisal of any Shares it beneficially owns which may arise with respect to the Merger.

     The Voting Agreement shall automatically terminate on the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement.

     An “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any Third Party offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Issuer and its majority-owned subsidiaries or over 20% of any class of equity or voting securities of the Issuer, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party’s beneficially owning 20% or more of any class of equity or voting securities of the Issuer or any of its majority-owned subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Issuer or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Issuer or any of its majority-owned subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Issuer. A “Third Party” means any person or entity other than the Reporting Person or any of its affiliates and their respective advisors and agents (acting in such capacity).

     The summary of the Voting Agreement contained in this Item 6 is qualified in its entirety by reference to the Voting Agreement, which is filed herewith as an exhibit and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1.	Voting Agreement among Shire Pharmaceutical Group plc, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V. and Warburg Pincus & Co., dated as of April 21, 2005 (incorporated by reference to Exhibit 99.04 to the Reporting Person's Current Report on Form 8-K filed April 25, 2005).

2.	Agreement and Plan of Merger by and among Shire Pharmaceutical Group plc, Transkaryotic Therapies, Inc. and Sparta Acquisition Corporation, dated as of April 21, 2005 (incorporated by reference to Exhibit 99.02 to the Reporting Person's Current Report on Form 8-K filed April 25, 2005).

3.	Exclusive License Agreement between Shire Pharmaceutical Group plc and Transkaryotic Therapies, Inc. (incorporated by reference to Exhibit 99.03 to the Reporting Person’s Current Report on Form 8-K filed April 25, 2005).

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 2, 2005
SHIRE PHARMACEUTICALS GROUP PLC

By:	/s/ A C Russell
	Name:	Angus Russell
	Title:	Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

     The name and present principal occupation of each of the directors and executive officers of the Reporting Person are set forth below. Except as otherwise indicated, each director’s or officer’s business address is Hampshire International Business Park, Chineham Basingstoke, Hampshire RG24 8EP, United Kingdom. Except as otherwise indicated, each occupation set forth opposite an individual’s name refers to the Reporting Person, and all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation, Including Name and Address of Employer
Directors

Dr. James Cavanaugh	Non-executive Chairman
President, Healthcare Ventures LLC
44 Nassau St.
Princeton, NJ 08542-4511

Matthew Emmens	Chief Executive Officer
725 Chesterbrook Blvd
Wayne, PA 19807-5637

Angus Russell (1)	Chief Financial Officer

Dr. Barry Price (1)	Senior Non-executive Director
Retired

Ronald Nordmann	Non-executive Director
Co-President, Global Health Associates

The Hon. James Andrews Grant (2)	Non-executive Director
Partner, Stikeman Elliot LLP
1155 René-Lévesque Blvd. West, 40th Floor
Montréal, Quebec H3B 3V2

Robin Buchanan (1)	Non-executive Director
Senior Partner, Bain & Company (USA & UK)
40 Strand
London, WC2N 5RW
United Kingdom

David Kappler (1)	Non-executive Director
Retired

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who are not Directors)

Tatjana May (1)	General Counsel and Executive Vice President Global
Legal Affairs

Dr. Eliseo Salinas (3)	Chief Scientific Officer and Executive Vice President of
Global R&D

John Lee	Executive Vice President Global Supply Chain & Quality
725 Chesterbrook Blvd
Wayne, PA 19807-5637

Joseph Rus (2)	Executive Vice President and General Manager,
International

Greg Flexter	Executive Vice President and General Manager, North

America
725 Chesterbrook Blvd
Wayne, PA 19807-5637

Anita Graham	Executive Vice President Global Human Resources
725 Chesterbrook Blvd
Wayne, PA 19807-5637

Barbara Deptula	Executive Vice President of Business Development
725 Chesterbrook Blvd
Wayne, PA 19807-5637
____________________
(1)	Citizen of United Kingdom
(2)	Citizen of Canada
(3)	Citizen of France and Argentina